Blonder Tongue Laboratories, Inc.

One Jake Brown Road

Old Bridge, New Jersey 08857

February 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Effie Simpson

Re:	Acceleration Request
Blonder Tongue Laboratories, Inc.
Registration Statement on Form S-3
Filed February 4, 2021
File No. 333-252718

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, Blonder Tongue Laboratories, Inc. hereby requests that the Registration Statement referenced above be declared effective as of 5:00 p.m. on February 10, 2021, or as soon thereafter as is practicable.

Please call our counsel, Gary P. Scharmett at 215.350.2463 or Thomas L. Hanley at 215.564.8577 with any questions relating to this request and to confirm the effectiveness of the Registration Statement.

Blonder Tongue Laboratories, Inc.

By:	/s/ Eric Skolnik
Eric Skolnik, Senior Vice President,
Chief Financial Officer